UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Castle Brands Inc.

(Name of Subject Company (Issuer))

Rook Merger Sub, Inc.

(Name of Filing Persons (Offeror))
a wholly owned subsidiary of

Austin, Nichols & Co., Inc.

(Name of Filing Persons (Parent))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

148435100

(CUSIP Number of Class of Securities)

Rook Merger Sub, Inc.

c/o Austin, Nichols & Co., Inc.

250 Park Avenue

New York, New York 10177

Attention: Brian S. Chevlin

Telephone: (212) 372-5400

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With a copy to:

Paul S. Bird
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$223,332,199.67	$27,067.86

*                      Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 170,372,173 shares of common stock (including 2,578,750 Company Restricted Stock Awards (as defined in the Offer to Purchase)), par value $0.01 per share (the “Shares”), of Castle Brands Inc., a Florida corporation (“Castle Brands”), issued and outstanding, multiplied by the offer price of $1.27 per share; and (ii) 10,932,575 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $1.27 per Share, multiplied by the offer price of $1.27 per share minus the exercise price for each such option. The foregoing share figures have been provided by Castle Brands to the Offeror and are as of August 27, 2019, the most recent practicable date.

**               The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$27,067.86	Filing Party:	Rook Merger Sub, Inc.
Form or Registration No.:	Schedule TO (File No. 005-82363)	Date Filed:	September 11, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on September 11, 2019 (together with any amendments and supplements hereto, this “Schedule TO”) by Rook Merger Sub, Inc., a Florida corporation (the “Offeror”) and a wholly owned subsidiary of Austin, Nichols & Co., Inc., a Delaware corporation (“Parent”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Castle Brands Inc., a Florida corporation (“Castle Brands”), at a purchase price of $1.27 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 11, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of August 28, 2019, by and among Parent, the Offeror and Castle Brands.

All of the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

This Amendment is being filed to amend and supplement Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

The Offer and related withdrawal rights expired as scheduled at Midnight, New York time (i.e., one minute after 11:59 p.m., New York time), on Tuesday, October 8, 2019 (such date and time, the “Expiration Time”), without being extended. The Depositary and Paying Agent for the Offer has advised that, as of the Expiration Time, 150,335,952 Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that were not yet delivered in satisfaction of such guarantee) had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 89.52% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, the Offeror has accepted for payment all Shares that were validly tendered, and not validly withdrawn, pursuant to the Offer. In addition, the Depositary and Paying Agent for the Offer has advised that, as of the Expiration Time, 2,417,028 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 1.44% of the aggregate number of then issued and outstanding Shares.

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Accordingly, on October 9, 2019, Parent and the Offeror effected the Merger under Section 607.1104 of the FBCA without a shareholders meeting, pursuant to which the Offeror was merged with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent. At the Effective Time, each issued and outstanding Share (other than (i) Shares owned by Parent, the Offeror, Castle Brands or any of their subsidiaries and (ii) Shares owned by any shareholders who are entitled to and properly demand and exercise their statutory appraisal rights, if applicable, and who comply in all respects with Sections 607.1301 to 607.1333 of the FBCA) was converted automatically into and represents only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest.

As a consequence of the Merger, the Shares will no longer be listed on the NYSE American and will be deregistered under the Exchange Act.

ITEM 12. EXHIBITS.

Exhibit No.	Description

(a)(5)(B)	Press Release Announcing Expiration of the Offer and the Acceptance of the Shares for Payment, dated October 9, 2019.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROOK MERGER SUB, INC.

By:	/s/ Guillaume Thomas

Name:	Guillaume Thomas
Title:	Chief Financial Officer and Treasurer

AUSTIN, NICHOLS & CO., INC.

By:	/s/ Paul Duffy

Name:	Paul Duffy
Title:	Chief Executive Officer

Dated: October 9, 2019

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